May 11, 2007

Mr. Michael Moran, Esq.
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  SCANA Corporation (SCANA)
    South Carolina Electric & Gas Company (SCE&G)
    Forms 10-K for the year ended December 31, 2006
    Filed March 1, 2007
    File Nos. 001-08809 and 001-03375

Dear Mr. Moran:

We respectfully provide the following response to the additional accounting comment arising from your review of the above filings, as described in your letter of May 4, 2007. For ease of reference, we have reproduced and italicized your comment language.

SCANA Corporation

Form 10-K for the year ended December 31, 2006

Item 8. Financial Statements and Supplementary Data

Statement of Cash Flows, page 50

1.   In regards to your response to prior comment three of our letter dated April 19, 2007, we note your equity method investments had earnings of $3 million in 2004 but losses of $72 million and $16 million in 2005 and 2006. Please clarify how earnings of your equity method investments were sufficient to cover the $7.1 million and $6.7 million cash distributions in 2005 and 2006. Include in your response the amount of each investment and tell us which line item on the balance sheet reflects the investments.

Response: SCE&G holds equity-method investments in two limited partnerships involved in converting coal to synthetic fuel, the use of which fuel qualifies for federal income tax credits. As described in Item 7. Management’s
Discussion and Analysis of Financial Condition and Results of Operations on page 35 of our 2006 Form 10-K, the equity-method losses from these partnerships recognized in 2005 and 2006 totaled $75 million and $20 million, respectively. As disclosed on page 35, the losses recognized in 2005 include losses incurred prior to 2005 which had been deferred under a regulatory order.

Mr. Michael Moran, Esq.
Page of 2 of 2
May 11, 2007

As more fully described in our letter to you of August 22, 2006, the activities of these partnerships are directed at providing investment returns in the form of tax credits, and as such, no cash distributions were received from them in any of the years presented.

The cash distributions received by the Company in 2005 and 2006 (as disclosed in Note 1.O.) were from the earnings of SCANA’s other equity-method investments, primarily those of Pine Needle LNG Company LLC,
Cardinal Pipeline Company LLC and Cogen South LLC. Below are our equity-method investment amounts
(in millions), as of December 31, 2006, all of which are reflected as long-term assets within “Other investments”
on our balance sheet.

SCE&G equity-method investments:
SC Coaltech No. 1 LP	$-
Coaltech No. 1 LP	-
NuStart Energy Development LLC	-

Other SCANA equity-method investments:
Pine Needle LNG Company LLC	10
Cardinal Pipeline Company LLC	18
Cogen South LLC	9
West Texas Renewables LP	4
FRC LLC	9
Southbridge LLC	-

Total equity-method investments	$50

We appreciate your assistance in our compliance with the applicable disclosure requirements and in enhancing the overall disclosure of our filings. Should you have any further questions, please call me at 803-217-6017, or
Jimmy Addison, our Senior Vice President and Chief Financial Officer, at 803-217-9391.

Very truly yours,

/s/James E. Swan, IV
James E. Swan, IV
Controller